UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)

Advanced Environmental Petroleum Producers, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

0073M 106

(CUSIP Number)

November 19, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00773M 106

1	Names of Reporting Persons New Opportunity Business Solutions, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization
Indiana, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
7,200,000

	6	Shared Voting Power
0

	7	Sole Dispositive Power
7,200,000

	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,200,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented by Amount in Row (9)
9.84%

12	Type of Reporting Person (See Instructions)
CO

CUSIP No.	0073M 106

1	Names of Reporting Persons Brian Kistler

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization
Indiana, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
7,200,000

	6	Shared Voting Power
0

	7	Sole Dispositive Power
7,200,000

	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,200,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented by Amount in Row (9)
9.84%

12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer:
ADVANCED ENVIRONMENTAL PETROLEUM PRODUCERS INC.

(b)	Address of Issuer’s Principal Executive Offices:
8309 Mount Logan Court, Las Vegas, Nevada

Item 2.

(a)

Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(i)

New Opportunity Business Solutions, Inc., (NOBS) with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it; and

(ii)

Brian Kistler, who is the sole owner of NOBS

NOBS and Brian Kistler are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business Office or, if none, Residence:
The principal office and business address of NOBS and Brian Kistler is: 531 Airport North Office Park, Fort Wayne, Indiana 46825

(c)	Citizenship:
Indiana, States of America

(d)	Title of Class of Securities:
Common Stock, par value $0.0001 per share

(e)	CUSIP Number:
0073M 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	New Opportunity Business Solutions, Inc.
(a)	Amount beneficially owned: 7,200,000

(b)	Percent of class: 9.84%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,200,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,200,000

(iv)	Shared power to dispose or to direct the disposition of: 0

II.	Brian Kistler
(a)	Amount beneficially owned: 7,200,000

(b)	Percent of class: 9.84%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,200,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,200,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2015	By:	/s/ Brian Kistler
Brian Kistler, individually and as
(a) Sole owner of New Opportunity Business Solutions, Inc.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)